UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SURMODICS, INC.

(Name of Issuer)

Common Stock, Par Value of $0.05 Per Share

(Title of Class of Securities)

868873100

(CUSIP Number)

September 30, 2024

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868873100	Schedule 13G	Page 2 of 5

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Trigran Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 141,221 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 141,221 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,221 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)
Approximately 1.0% (based on 14,267,000 shares of common stock issued and outstanding as of July 26, 2024 pursuant to the Surmodics, Inc. Form 10-Q filed with the SEC on July 31, 2024)

12.	Type of Reporting Person PN

CUSIP No. 868873100	Schedule 13G	Page 3 of 5

Item 1(a)	Name of Issuer: Surmodics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 9924 West 74th Street Eden Prairie, Minnesota 55344

Item 2(a)	Name of Person Filing See Item 2(c)
Item 2(b)	Address of Principal Business Office See Item 2(c)
Item 2(c)	Citizenship Trigran Investments, L.P. 630 Dundee Road, Suite 230 Northbrook, IL 60062 Illinois limited partnership
Item 2(d)	Title of Class of Securities: Common Stock, par value of $0.05 per share
Item 2(e)	CUSIP Number: 868873100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:_____________

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 868873100	Schedule 13G	Page 4 of 5

Item 4	Ownership:

	(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
	(b)	Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
		(ii)	Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
		(iii)	Sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
		(iv)	Shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 868873100	Schedule 13G	Page 5 of 5

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated this 23rd day of October, 2024

TRIGRAN INVESTMENTS, L.P.

By:	/s/ Lawrence A. Oberman
Name:	Lawrence A. Oberman
Title:	Executive Vice President of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.